

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 17, 2011

Via E-mail
Mr. Gary Sidorsky
Chief Financial Officer
American Defense Systems, Inc.
230 Duffy Avenue
Hicksville, NY 11801

> **Re:** **American Defense Systems, Inc.**
> **Form 10-K for the Year Ended December 31, 2010**
> **Filed April 15, 2011**
> **Form 10-Q for the Quarterly Period Ended March 31, 2011**
> **Filed May 23, 2011**
> **File No. 001-33888**

Dear Mr. Sidorsky:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2010

General

1. Please amend your 10-K to include Part III information and tell us why you did not amend your 10-K no later than 120 days after the end of your most recent fiscal year. Refer to General Instruction G.3 to Form 10-K.

Item 1A. Risk Factors, page 14

2. Please confirm that in future filings you will remove the last sentence of the introductory paragraph. Only material risks should be discussed in the risk factors. If a risk is not deemed material, it should not be referenced here.

Management's Discussion and Analysis, page 7

Liquidity and Capital Resources, page 23

3. Please expand your presentation, here and in future documents as applicable, to describe how cash flows from discontinued operations are reported in the cash flow statement. Quantify these cash flows as they have not been separately presented in that statement. Finally, describe how the absence of these cash flows is expected to affect future liquidity and capital resources.

Cost of Revenues and Operating Expenses, page 28

4. In future filings, please expand your analysis of the cost cutting measures you are undertaking with respect to sales and marketing, general and administrative, and general and administrative salaries.

Consolidated Results of Operations, page 31

5. We note your revenues in 2010 declined 13.9% compared to 2009 primarily because of reduced government spending. In light of the last risk factor on page 14 and your substantial dependence on sales to the Department of Defense, in future filings please expand your analysis of this material trend.

Consolidated Financial Statements

General
6. As the result of the subsequent events disclosed in Note 12, it appears that you are subject to the disclosure requirements of ASC 360-10-45-13. Given the significance of the assets of APSG relative to total assets as of December 31, 2010, please expand your disclosures to more fully comply with the disclosure requirements of ASC 205-20-50-1(a). Specifically, please quantify the carrying amounts of the major classes of assets and liabilities included as part of the disposal group in your financial statement footnotes.

Note 1 – Nature of Business and Summary of Significant Accounting Policies

Goodwill and Indefinite-Lived Intangible Assets, page F-11
7. We note from your disclosure on page F-8 that the assets of American Anti-Ram were acquired during 2008, and that these assets were assigned to APSG. We also note that the value of your indefinite-lived intangible assets has increased from December 31, 2009 to December 31, 2010. Please tell us the nature of and reasons for this increase. We may have further comment on your response.

Loss Per Share, page F-12

8. Please revise your footnote to the table describing the change in conversion price to indicate that the change in conversion price also changed the number of shares into which the Series A shares were convertible; your current disclosure indicates the Series A shares were actually converted into 30,000,000 shares of common stock.

Note 5 – Commitments and Contingencies

Legal Proceedings, page F-18

9. For each of the first two cases discussed, please revise your disclosure to include everything required by FASB ASC 450-20-50. Specifically, please include the amount of the contingency recorded in your financial statements, and how such amount was determined. If you have not recorded any amount in your financial statements related to the contingency, please include an estimate of the possible loss or range of loss or a statement that such an estimate cannot be made.

10. With regard to the Action Group lawsuit, we understand that $1,187,510 has been accrued as a payable as of the balance sheet date. It appears that the amount of the loss may be as high as $1,246,542 based upon the request for a default judgment by Action Group. If our understanding is not correct, please advise.

Note 8 – Discontinued Operations, page F-28

11. Please tell us how you considered the value of the collateral held in escrow against the $1,000,000 note receivable related to the TAG sale in determining the amount of the loss to record during fiscal 2010 and 2009. Address each of the fiscal periods separately in your response.

12. We believe that changes in the carrying value of assets received as consideration in the disposal of a business should generally be classified within continuing operations. Please discuss the consideration given to SAB Topic 5-Z-5. Refer to the Interpretive Response to Question 1 thereunder for guidance. We may have further comments upon review of your response.

Note 10 – Income Taxes, page F-27

13. Please tell us and revise your disclosure to indicate the facts and circumstances behind the "change in accounting method" item in your table on page F-28.

Note 11 – Segment Information, page F-30

14. We note your disclosure here that goodwill is recorded in the ADSI segment. We also note your disclosure on page F-11 that indicates the $812,500 goodwill balance relates to the

APSG purchase agreement. It appears the $812,500 should be presented within the APSG segment. Please revise, as appropriate.

Form 10-Q for the Quarterly Period Ended March 31, 2011

Condensed Consolidated Balance Sheets, pages 3-4

15. We note from disclosure on page F-11 of your Form 10-K for the year ended December 31, 2010 that the $812,500 of goodwill relates to the APSG purchase agreement. We also note that such amount appears to have been removed from your accounts during the first quarter, as the March 31, 2011 balance is $0. Please tell us why you have not presented the $812,500 goodwill balance as part of Assets Held for Sale at December 31, 2010.

16. As a related matter, we note from your segment disclosure in Note 11 of your Form 10-K for the year ended December 31, 2010, that assets assigned to your APSG segment total $2,408,431 million at December 31, 2010. Please tell us how you have determined that assets of $2,555,652 ($1,903,276 current, $652,376 long term) should be classified as held for sale at December 31, 2010.

Note 6 – Discontinued Operations, page 17

17. We note from disclosure on page 18 that you consider the historical net book value of APSG net assets to be $884,302 ($2,555,652 assets less $1,671,350 liabilities) at December 31, 2010. Per your disclosure in your Condensed Consolidated Statements of Cash Flows on page 6, it appears you have calculated the gain attributable to the sale of APSG to be $2,910,565. Please describe and numerically illustrate how this gain has been calculated and reconcile these amounts to the fair value attributable to APSG as disclosed on page 18 of $4.4 million. This reconciliation should include the historical book value of APSG at the transaction date. The process by which the consideration was allocated should be clearly explained in your response.

18. Please tell us how you determined APSG's fair value of $4.4 million at March 22, 2011.

19. Please explain, in greater detail, why the valuation of the related option agreement was considered to be immaterial.

Exhibits 31.1 and 31.2

20. We note that the identification of the certifying individual at the beginning of the certification required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual. In future filings, the identification of the certifying individual at the beginning of the certification should be revised so as not to include the individual's title.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of

1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Amy Geddes at 202-551-3304 or Margery Reich, Senior Review Accountant, at 202-551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact Nolan McWilliams at 202-551-3217 or me at (202) 551-3211 with any other questions.

Sincerely,

/s/ David R. Humphrey

David R. Humphrey
Accounting Branch Chief